August 11, 2009

Via EDGAR and

Via Facsimile – 703-813-6982

Chris White

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pinnacle Gas Resources, Inc.
Form 10-K for the Fiscal Year ended December 31, 2008
Filed April 15, 2009.

Dear Mr. White,

We are legal counsel to Pinnacle Gas Resources, Inc. (the “Company”) and have been forwarded a copy of your July 29, 2009 letter regarding the above-referenced Form 10-K.  To confirm our conversation on Friday, August 7, 2009. The Company is currently reviewing the comments contained in your letter and we request the Commission’s concurrence that the Company’s response may be provided no later than the week of August 24, 2009.  This additional time is requested to allow the Company to fully review the issued raised by your letter and complete the filing of its Quarterly Report on Form 10-Q for the quarter ended June 30, 2009.

Please let me know if we can provide any additional information in the meantime.

cc:  Mr. Ronald Barnes, Pinnacle Gas Resources, Inc.

John W. Kellogg
direct 303 292 7935 john.kellogg@moyewhite.com